Exhibit 107

Filing Fee Table

Form S-3

(Form Type)

Applied UV, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Amount to be Registered	Proposed Maximum Offering Price	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee	Fee Rate
Fees to be Paid	Unallocated (Universal) Shelf • Common Stock • Preferred Stock • Warrants • Debt Securities • Rights • Units	—	—	$50,000,000.00	$4,635.00	.0000927
Fees Previously Paid	—	—	—	—	—	—
Carry Forward Securities
Carry Forward Securities	—	—	—	—	—	—
Total
	Total Offering Amounts			$50,000,000.00	$4,635.00
	Total Fees Previously Paid				$0
	Total Fee Offsets				$0
	Net Fee Due				$4,635.00

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i.	Calculated pursuant to Rule 457(o), based on the Proposed Maximum Aggregate Offering Price.
ii.	The proposed maximum offering price per share of common stock will be determined from time to time in connection with, and at the time of, the sale by the selling stockholders.